

Mail Stop 4631

July 26, 2016

<u>Via E-mail</u>
Mr. Stephen Tang
President
Sancon Resources Recovery, Inc.
602 Nan Fung Tower, Suite 6/F
88 Connaught Road Central
Central District, Hong Kong

> **Re:** **Sancon Resources Recover, Inc.**
> **Form 10-K/A for the Year Ended December 31, 2015**
> **Filed July 22, 2016**
> **10-K for the Year Ended December 31, 2015**
> **Filed June 10, 2016**
> **Form 10-Q for the Quarter Ended March 31, 2016**
> **Filed June 13, 2016**
> **File No. 0-50760**

Dear Mr. Tang:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K/A for the Year Ended December 31, 2015</u>

<u>Forward Looking Statements, Page 4</u>

1.   We note that you removed reference to PSLRA in the revised Forward Looking Statements in the Form 10-K/A. Please confirm you will comply with this comment in other periodic reports in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 6

2.	We note that you removed the reference to risk factors under Item 1A on page 6. However, you still make the reference to "risk factors in this report." Please remove such references as you do not provide any risk factor discussion in your filing.

3.	We note that you removed Item 1A in its entirety on page 5. Please amend your Form 10-K/A to include Item 1A as it is a required item in the Form 10-K. We remind you an amendment is required to include currently dated certifications that refer to the amended Form 10-K.

Item 8 – "Financial Statements and Supplementary Data", Page 6

4.	We note that you revised the disclosure in Note 6 "Income Taxes" on page 9. Please amend your Form 10-K/A to include the entire Item 8 as amended. Refer to Rule 12b-15 of the Exchange Act.

Item 9A – "Controls and Procedures", Page 7

5.	Please revise your filing to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Audit Opinion, Page 8

6.	Please amend your Form 10-K/A to provide an audit opinion that covers all periods presented. In this regard, we note that while your revised audit opinion covers the balance sheet as of December 31, 2015 and 2014, it only covers the statements of income, stockholder' equity and cash flows for the year ended December 31, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or me at (202) 551-3768 if you have any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Cc: Mr. William B. Barnett
      Barnett & Linn